Exhibit 99.1

SIFY Reports US GAAP Results for the Quarter Ended 31st December 2003

Sify Reports Cash Profit of Nearly a Million Dollars in Adjusted Ebitda Terms

Net loss reduces by 68% to $2.25 million; Revenues grow 37% over same quarter last year

Chennai, India, 20th January 2004: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, network and e-Commerce services company, announced today its consolidated US GAAP results for the third quarter ended December 31st 2003.

Performance highlights:

•	Sify’s sales revenue during the quarter of $15.62 million was 37% higher than the same quarter last year and 7% higher than the immediately preceding quarter.

•	Sify registered a cash profit (in adjusted EBITDA terms) of $0.97 million during the quarter compared to $3.1 million cash loss for the same quarter last year. See below for a reconciliation of Adjusted EBITDA to our GAAP operating results

•	Net loss during the quarter of $2.25 million was 68% lower than the same quarter last year.

•	Cash surplus generated from operations during the quarter, after capital expenditure of $1.94 million, was $0.12 million.

•	Sify ended the quarter with a cash balance of $29.4 million.

Mr. R Ramaraj, Managing Director and CEO, said, “I am pleased the business has delivered cash profits this quarter of nearly a million dollars. Our diversified business model is beginning to be vindicated. The next milestone on our path will be to achieve net profit.”

Mr. George Zacharias, President & COO, said, “We continue to have leadership in our focused business areas. Growth has been across businesses: corporates are beginning to appreciate the advantages of IP VPNs; our iWay cyber café chain neared 1,500 across 52 cities and broadband over cable to homes is growing rapidly.”

Summarized Results:
(In $ million, all translated at $1 = Rs 45.55)

Description	Quarter ended		Quarter ended	Year ended
	31 Dec		30 Sep	31 Mar
	2003	2002	2003	2003

Corporate services	7.67	5.68	7.09	22.30
Retail Internet access	6.08	3.94	5.58	14.81
Interactive services	0.38	0.97	0.44	3.62
Others	1.48	0.81	1.47	3.06
Sales revenue	15.62	11.41	14.57	43.78
Adjusted EBITDA *	0.97	(3.08)	(0.34)	(10.76)
Depreciation & amortization	(3.07)	(3.75)	(3.26)	(13.32)
Impairment of goodwill/assets	0.00	0.00	0.00	(5.43)
Depreciation/impairment in affiliates	(0.48)	(0.28)	(0.27)	(0.83)
Profit on business sold/discontinued	0.00	0.00	1.66	0.54
Net interest	0.33	0.01	0.34	0.68

Description	Quarter ended		Quarter ended	Year ended
	31 Dec		30 Sep	31 Mar
	2003	2002	2003	2003

Tax	0.00	0.02	(0.00)	(0.06)
Net income/(loss)	(2.25)	(7.07)	(1.86)	(29.17)
Adjusted EBITDA*/(loss) $/Share	0.03	(0.12)	(0.01)	(0.41)
Net income/(loss) $/Share	(0.06)	(0.28)	(0.05)	(1.12)

*	Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see “Non-GAAP Financial Information” below.

Corporate Services:

Corporate services contributed 49% of the revenues during the quarter. Key customer wins in the Network Services segment include Alok Industries, Aithent Technologies, Lumax Samlip, Sulzer Pumps and Convergys India. Key customer wins in the Application Services segment include ITC, Sutherland Technologies, Society of Indian Automotive Manufacturers, New Holland Tractors and Johnson & Johnson. Key win in Security Services includes Ranbaxy Organon India, Allserve System, Rapidigm (I) and Euronet. This division was conferred the prestigious ISO 9001:2000 certification for provisioning of Network and Security Services including Corporate VPN’s, Internet Bandwidth, Voice over IP and Integrated Security Solutions including pre-sales, sales, order processing and project management, during the quarter.

The company tied up with Asia NetCom for the capability to provide end- to-end MPLS IP VPNs, with regional and global connections through Asia Net Com’s network, for the Enterprise.

Sify also setup co-located Internet peering points at HongKong, London, New York and Los Angeles, giving it the flexibility to peer independently with Tier 1 carriers across geographies, thus allowing it to provide shortest paths into various carrier networks. So Sify will now be able to cover all major continents and markets through direct peering.

Key wins in Hosting include Gillette and Samsung. This division also launched Authenticated Connection Service, another first by an IDC in India. Sify’s subsidiary Safescrypt added a key win in Bank of Punjab for using Digital Certificates by the banks corporate banking division.

Retail Internet Access:

This segment accounted for 39% of Sify’s revenue made up as below:

Internet access at home through dial up/broadband etc	16%
Internet access at “iWay” cybercafes	18%
Other value added services	5%

Sify’s iWay cyber cafes increased to around 1,500 with the service being extended to 52 cities. There are more than 10000 PC’s in use in all these iWays.

In addition to Net telephony services, video conferencing at very affordable rates is now available at over 100 iWays in 40 cities.

In a major initiative, Sify WiFi enabled Bangalore city in October with over 100 hotspots, in addition to WiFi enabling the departure lounges of the Chennai and Delhi international airports. Based on the usage patterns and revenues generated from these, Sify will examine extending WiFi services to other major cities as well.

The subscribers to Sify’s broadband Internet access to homes increased to more than 16,000, with the services extended to cover 12 cities. Usage revenues from this segment increased by over 50% compared to the previous quarter.

The Dial up business launched a special value added product Line “Sify Gold” that enables consumers to get faster downloads, with telephone charge savings to consumers of as much as 50%.

Interactive Services:

This segment accounted for 2.4% of Sify’s revenue for the quarter.

The Samachar Money transfer Service was expanded during the quarter to cover 19 countries and more destinations in India. My Samachar, a personalised version of Samachar was launched during the quarter.

About Sify:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 60 cities in India, representing an estimated 90% of the established PC base in the country. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 52 cities. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information

Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Our calculation includes significant charges recorded to reflect the impairment of goodwill which are not included in the calculation of EBITDA under the SEC’s rules applicable to periodic reports. Also, for purposes of the fiscal quarter ended September 30, 2003, Adjusted EBITDA excludes the gain recognized on the sale of land we previously held for development ($1.66 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended September 30, 2003 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy

Chief Communications Officer
Sify Limited
Phone: 91-44-2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com